SECURITIES AND EXCHANGE COMMISSION
                                       Washington, D.C.  20549

                                             SCHEDULE 13D

                              Under the Securities Exchange Act of 1934
                                          (Amendment No. 2)



                                      Continental Airlines, Inc.
                                           (Name of Issuer)

                                     Class B Common Stock
                                    (Title of Class of Securities)

                                              210795308
                                            (CUSIP Number)

         Peter V. Tuters, Senior Vice President and Chief Investment Officer American General Corporation, 2929 Allen Parkway, Houston TX 77019
                                            (713) 522-1111
                            (Name, Address and Telephone Number of Person
                          Authorized to Receive Notices and Communications)

                                           August 11, 1995
                                 (Date of Event which Requires Filing
                                          of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)






                                   (Continued on following page(s))

                                        Page 1 of  10   Pages



  13D CUSIP No.  210795308                      Page   2    of  10    Pages


   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AMERICAN GENERAL CORPORATION
       IRS #74-0483432
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)
   3   SEC USE ONLY


   4   SOURCE OF FUNDS

       WC, OO

   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

   NUMBER OF      7    SOLE VOTING POWER

     SHARES            0

  BENEFICIALLY    8    SHARED VOTING POWER

    OWNED BY           1,055,002(1)(2)

      EACH        9    SOLE DISPOSITIVE POWER

   REPORTING           0

     PERSON
                 10    SHARED DISPOSITIVE POWER
      WITH
                       1,055,002(1)(2)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,055,002(1)(2)

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   X

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.8%

  14   TYPE OF REPORTING PERSON

       HC, CO

(1) 1,054,719 of the shares reported in line items 8, 10 and 11 represent the reporting person's proportionate interest in certain Continental Airlines, Inc. ("Continental") securities beneficially owned by Air Partners, L.P. ("Air Partners"), a Texas limited partnership of which American General Corporation ("American General") is a limited partner. On the basis of certain provisions of the limited partnership agreement of Air Partners, American General may be deemed to beneficially own the Continental securities beneficially owned by Air Partners that are attributable to the limited partnership interest of American General in such partnership. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, American General disclaims beneficial ownership of any such shares.
(2) Includes the shares of Class B Common Stock issuable upon exercise of 615,024 Class B Common Stock Purchase Warrants beneficially owned by
      Air Partners and attributable to the limited partnership interest of American General in such partnership.





                                                       Page 3 of 10 Pages


This Amendment No. 2 to Schedule 13D should be read together with the initial
Schedule 13D dated September 3, 1993 and Amendment No. 1 to Schedule 13D dated December 14, 1993.

Item 1.     Security and Issuer.

            This statement relates to the Class B Common Stock of Continental Airlines, Inc. ("Continental"), located at 2929 Allen Parkway, Houston, Texas 77019.

Item 2.     Identity and Background.

(a)-(c) American General Corporation ("American General"), located at 2929 Allen Parkway, Houston, Texas 77019, is a general business corporation incorporated in the State of Texas on February 26, 1980, and is the successor to American General Insurance Company, a Texas fire and casualty insurer incorporated in 1926. The shares of Class B Common Stock reported in this statement include 283 shares owned by American General Life Insurance Company ("AGL"), a life insurance company organized in the State of Texas and an indirect, wholly-owned subsidiary of American General.

            A list of the directors and executive officers of American General is attached hereto as Exhibit 1 in response to Item 2(a)-(c).

(d)-(e) Neither American General or, to the best knowledge of American General, any of the executive officers or directors of American General has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the executive officers and directors of American General is a citizen of the United States of America, with the exception of the Senior Vice President and Chief Investment Officer who is a citizen of Canada.

Item 3.     Source and Amount of Funds or Other Consideration.

            On November 23, 1994, an additional 283 shares of Class B Common Stock were distributed to AGL in settlement of its unsecured claims under the plan of reorganization of Continental approved by the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court). See the Item 3 discussion in the initial
            Schedule 13D dated September 3, 1993.

                                                         Page 4 of 10 Pages

            American General is a limited partner of Air Partners, L.P., a Texas limited partnership ("Air Partners"). On July 27, 1995,
            Air Partners acquired an aggregate 154,113 additional shares of Class B Common Stock (113,179 shares at $15.86 per share and 40,934 shares at $13.40 per share) pursuant to the exercise of certain rights granted to it under Article Seventh of the Restated Certificate of Incorporation of Continental, which grants to Air Partners and Air Canada on a semi-annual basis the right to acquire under certain circumstances additional shares of Class B Common Stock in order to maintain their respective percentage ownership of the issued and outstanding shares of Class B Common Stock (AP Additional Shares and AC Additional Shares, respectively). American General contributed cash in an amount equal to its pro rata share (calculated based on an 18.1818% limited partnership interest) of the capital required for Air Partners to exercise its right to purchase the 154,113 AP Additional Shares. An aggregate of 28,021 of the AP Additional Shares acquired by Air Partners on July 27, 1995 are attributable to the limited partnership interest of American General in Air Partners.

            Air Partners also acquired the right to purchase certain of the AC Additional Shares; and Air Partners thereafter acquired an aggregate 328,660 additional shares of Class B Common Stock on August 11, 1995. Such shares represent 4,207 AP Additional Shares and 324,453 AC Additional Shares. American General contributed cash in an amount equal to its pro rata share (calculated based on an 18.1818% limited partnership interest) of the capital required for Air Partners to exercise its right to purchase the 4,207 AP Additional Shares at $13.40 per share.
            765 of the AP Additional Shares acquired by Air Partners on August 11, 1995 are attributable to the limited partnership interest of American General in Air Partners. American General did not contribute cash or any other consideration in order for Air Partners to exercise its right to purchase the 324,453 AC Additional Shares; therefore, none of such shares are attributable to the limited partnership interest of American General in Air Partners.

            The price of shares of the Class B Common Stock that may be purchased by Air Partners pursuant to the rights provided in the Continental charter, as described in the second paragraph of this
            Item 3, is based upon the average of the closing prices of the Class B Common Stock on the last trading day of each week during the applicable six-month period ending June 30 or December 31. The price with respect to 113,179 of the AP Additional Shares purchased by Air Partners on July 27, 1995 was based upon prices of the Class B Common Stock during the six-month period ending December 31, 1994. The price with respect to (i) 40,934 of the AP Additional Shares purchased by Air Partners on July 27, 1995 and (ii) the 4,207 AP Additional shares purchased by Air Partners on August 11, 1995 was based upon prices of the Class B Common Stock during the six-month period ending June 30, 1995.

                                                          Page 5 of 10 Pages

Item 4.     Purpose of Transaction.

            With respect to the Indirect Shares (as defined in Item 5), American General intends to hold its interest therein as an investment and, depending upon its continuing evaluation of Continental's business and prospects and upon future developments, American General may from time to time determine to increase or decrease its investment, subject to the Air Partners limited partnership agreement (the "Partnership Agreement").
            See Item 5.

            283 shares of Class B Common stock were distributed to AGL in settlement of its unsecured claims under the plan of reorganization of Continental approved by the Bankruptcy Court. See the Item 3 discussion in the initial Schedule 13D dated September 3, 1993.

Item 5.     Interest in Securities of the Issuer.

(a) On the basis of certain provisions of the Partnership Agreement, American General may be deemed to beneficially own the shares of Class B Common Stock and Class B Common Stock Purchase Warrants attributable to its limited partnership interest in Air Partners (the "Indirect Shares"). On such basis, American General may be deemed to beneficially own 1,054,719 shares of Class B Common Stock (including the shares of Class B Common Stock issuable upon exercise of 615,024 Class B Common Stock Purchase Warrants). Pursuant to Rule 13d-4, American General disclaims beneficial ownership of any such shares.

            American General also disclaims beneficial ownership of 6,500 shares of Class B Common Stock held by American General Series Portfolio Company, an investment company registered under the Investment Company Act of 1940.

            As the ultimate parent of AGL, American General may also be deemed to beneficially own the 283 shares of Class B Common Stock distributed to AGL in settlement of its unsecured claims under the plan of reorganization of Continental approved by the Bankruptcy Court.

            In the aggregate, American General may be deemed to beneficially own 1,055,002 shares of Class B Common Stock (including the 439,695 shares of Class B Common Stock and 615,024 Class B Common Stock Purchase Warrants attributable to its limited partnership interest in Air Partners and the 283 shares received by AGL in the bankruptcy distribution), representing approximately 4.8% of the outstanding shares of Class B Common Stock. Such percentage has been calculated on the basis of 21,837,362 outstanding shares of Class B Common Stock which, in accordance with Rule 13d-1(e) and Rule 13d-3(d)(1)(i), include (i) 20,893,678 shares of Class
            B Common Stock reported outstanding as of August 4, 1995 in Continental's second



                                                         Page 6 of 10 Pages

            quarter Form 10-Q, (ii) 4,207 AP Additional Shares and 324,453 AC Additional Shares acquired by Air Partners on August 11, 1995, and (iii) 615,024 shares of Class B Common Stock issuable upon exercise of Class B Common Stock Purchase Warrants attributable to the limited partnership interest of American General in Air Partners.

            Polls of the executive officers and directors of American General, regarding their holdings, if any, of the Class B Common Stock of Continental, were performed and no executive officer or director of American General holds any shares of Class B Common Stock.

(b) American General may be deemed to have shared power to vote or to direct the vote, and to dispose or to direct the disposition of, the Indirect Shares. See Item 6.

            As the ultimate parent of AGL, American General may be deemed to have shared power to vote or to direct the vote, and to dispose or to direct the disposition of, the 283 shares of Class B Common Stock distributed to AGL pursuant to the plan of reorganization of Continental approved by the Bankruptcy Court.

(c) Other than the AP Additional Shares acquired by Air Partners on July 27 and August 11, 1995 that are attributable to the limited partnership interest of American General in Air Partners (an aggregate 28,786 shares of Class B Common Stock), there have been no transactions by American General in such class of securities during the past sixty (60) days.

(d) Other than Air Partners and its Managing General Partner as to the Indirect Shares, American General knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities reported herein.

(e)         August 11, 1995


Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer.

            See the description of certain provisions of the Partnership Agreement set forth in Item 6 of the initial Schedule 13D dated September 3, 1993.

Item 7.     Material to be Filed as Exhibits.

            Exhibit 1 Executive Officer and Director List for American General in response to Item 2 (a)-(c).




                                                        Page 7 of 10 Pages



                             SIGNATURE




    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              AMERICAN GENERAL CORPORATION




Date:  August 16, 1995  BY:   /s/ PETER V. TUTERS
                              Peter V. Tuters
                              Senior Vice President and
                               Chief Investment Officer





                                                         Page 8 of 10 Pages




                               EXHIBIT INDEX


EXHIBIT NO.                             DESCRIPTION

   1 Executive Officer and Director List for American General in response to Item 2 (a)-(c).